

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2014

Via U.S. Mail
Amber Marie Chavez
Chief Executive Officer
Carbon Credit International, Inc.
1247 N. Orange Grove Ave
Suite 106
Los Angeles, CA 90046

>   **Re: Carbon Credit International, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 15, 2014**
>   **File No. 333-199371**

Dear Ms. Chavez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act of 1933, as amended. In this regard, we note that you appear to have no or nominal operations and assets consisting solely of cash. If you conclude that your company is a shell company, please revise your prospectus to disclose, on the cover page and in the summary, that you are a shell company. Please further disclose in appropriate places, including the Risk Factors section, the consequences of that status, such as the restrictions on your ability to use registration

statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please supplementally provide us with an appropriate legal analysis.

3. In the registration statement, you refer to operations and services as a real estate services firm. Please clarify how you intend to operate as both a real estate services firm and as carbon credit consultants. Alternatively, please review your registration statement to remove language related to real estate services and clarify that you will focus only on carbon credit consulting.

Prospectus Cover Page

4. Please add the page number on which the risk factors section begins. Please refer to Item 501(b)(5) of regulation S-K.

Risk Factors

Risks Related to our Business

Our generating minimal revenues from operations makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance

5. We note from your financial statements as of September 30, 2014, you generated revenues of $2,000. Please revise your disclosure in this risk factor, which indicates that you had no revenues, for consistency with your actual results of operations.

Use of Proceeds

6. The "net offering expenses" line item in the table appears to represent net offering proceeds rather than net offering expenses. Please revise.

Dilution

7. It appears that you intended to include a tabular disclosure of the potential dilution that may result from this offering. Please provide the missing table in your amended filing.

8. Please tell us how you computed net tangible book value per share as of September 30, 2014 disclosed in the first paragraph.

9. We note your disclosure in the first paragraph that net tangible book value per share represents the amount of your total tangible assets (excluding deferred offering costs) less total liabilities divided by the number of shares of common stock outstanding. Although specific incremental costs directly attributable to a proposed offering of securities may

properly be deferred and charged against the gross proceeds of the offering (see ASC 340-10-S99-1), we note your disclosure in Note 1 under the "Organization and Offering Costs" subheading that $9,000 of offering costs were charged to expense. Please revise your disclosure in first paragraph so that the disclosure is consistent with the disclosure in your financial statements.

10. We note that your net tangible book value after giving effect to the sale of common shares in the offering disclosed in the third paragraph does not reflect a reduction for underwriting discounts and commissions and estimated offering expenses payable by you. We also note that you do not plan to use underwriters or pay any commissions and are charging offering expenses to income. Please revise your disclosure as appropriate. Also, please include remaining estimated offering expenses as a reduction of net tangible book value and disclose that $9,000 of the estimated offering expenses have been expensed and not considered in the computation of as adjusted net tangible book value.

11. Please disclose the net tangible book value per share before and after the offering, the amount of the increase in such net tangible book value per share attributable to the cash payments by purchasers of the shares being offered and the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers assuming investors purchase 25%, 50%, and 75% of the shares offered. Please also disclose the net tangible book value per share before the offering assuming 100% of the shares offered are sold. Please refer to Item 506 of Regulation S-K.

12. Since there is a substantial disparity between the public offering price and the effective cash cost to your sole officer and director of common shares acquired by her, please revise to include a table showing a comparison of the public contribution under the proposed offering and the effective cash consideration of your sole officer and director . Please refer to Item 506 of Regulation S-K.

13. Please tell us how you determined the amount of adjusted net tangible book value as of September 30, 2014 disclosed in the third paragraph. It appears that quotient of net proceeds of $372,950 minus net tangible net worth at September 30, 2014 would result in an adjusted net tangible book value of $392,862, excluding offering expenses.

Business Operations

14. Please revise your disclosure to discuss the value that your services can provide to customers. In this regard, you may wish to use your engagement by Core Capital to illustrate the value proposition.

15. We note from Exhibit 10.1, Contract with Core Capital Source, Inc., that you entered into the agreement July 27, 2014 and it became effective August 1, 2014. Since this is before you were incorporated on August 12, 2014, please describe the extent of your operations prior to incorporation and how they were conducted.

Marketing

16. We note your intention to license your business to subcontractors in Europe and Asia for an initial licensing fee and royalties. However, we also note that you do not disclose any current intellectual properties, trademarks, or patents and you do not intend to obtain any additional trademarks or patents. Please disclose what, specifically, you will be licensing to these foreign subcontractors.

Existing or Probable Government Regulations

17. Please revise your disclosures to describe the effect of existing or probable governmental regulations on your business. In this regard, to the extent material, please discuss the extent to which such regulations may have the effect of providing potential customers with an incentive to use your services.

Employees

18. In the final two sentences of the first paragraph here, you state additional employees will be hired on a commission basis but then on a per contract basis "compensated directly from revenues." Please clarify how you will employ the different methodologies and for what purposes.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

19. Please provide disclosure describing your rate of negative cash flow per month and the period that available cash can sustain your current operations.

20. Please revise to disclose that the report of your independent accountant is qualified as a result of questions about your ability to continue in existence and expand your discussion to clearly describe your present financial difficulties and viable plans to overcome those difficulties including your ability or inability to generate sufficient cash to support your operations during the next year. Please refer to Section 607.02 of the Codification of Financial Reporting Policies.

Plan of Operations

21. We note you are a development stage enterprise, have limited operating history because your business is new and that you recognized minimal revenue from inception, have not established sources of supply and currently have one customer. Please revise to include an introduction that clearly discloses that your planned business activities are to develop and offer carbon credit offset strategies and to provide consulting services to carbon-

producing companies, agricultural providers and government-owned utility companies and that you:

- have not established contractual relationships with organizations for the supply of carbon credits;

- have not established contractual relationships with developers or sales or marketing firms;

- presently have only one customer;

- have not developed your carbon credit offset strategies; and

- have not hired employees or launched marketing efforts.

In addition, you should disclose the estimated funding required to achieve each of the milestones set forth in your plan of operations for the next year and for the long-term and that there is no assurance that you will be successful in raising the capital necessary to achieve your plan of operations and attain a profitable level of operations.

22. Please disclose what expenses have been considered in the Plan of Operations. We note that your projected total is $135,000 but you have also set expectations for your public company reporting obligations in the range of $60,000 to $75,000, which are not disclosed here. If your Plan of Operations does not take into account operating expenses, please separately quantify those expenses and disclose how you intend to finance those expenses.

23. We note your intentions to begin expansion into South America and Europe. However, in the Business Operations section, you disclose intentions to expand into Europe and Asia. Please clarify, here or in Business Operations, the nature of your expansion plans and resolve the inconsistency between the two sections.

Financial Statements

Statement of Operations

24. We understand that the consulting agreement with Core Capital Source, Inc. was effective as of August 1, 2014. Please tell us why you have not recognized revenue for a two-month period.

Notes to Financial Statements

Note 1. Organization, History and Business

    25. Please disclose your fiscal year-end.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

    26. We understand that revenues consist of consulting revenues and that you do not sell
products to distributors and consumers. Please revise your disclosure as appropriate.
Also, please disclose your revenue recognition policy for consulting services rendered to
customers. For example, disclose whether services revenue is recognized on a straight-
line basis over the contractual term of the arrangements or in the period the services are
performed.

Note 7 – Net Income (loss) Per Share

    27. Please tell us how you determined the weighted average common shares outstanding for
the period. In that regard, we note that you issued 5 million shares to your sole executive
officer and director on August 13, 2014. Therefore, it appears that the weighted average
common shares outstanding for the period should be substantially higher.

Report of Independent Registered Public Accounting Firm

    28. Please revise the opinion paragraph to state that the financial statements present fairly the
financial position of the Company as of September 30, 2014 and the results of its
operations and its cash flows for the period August 12, 2014 (inception) through
September 30, 2014.

Item 15. Recent Sales of Unregistered Securities

    29. Note 5 to your Financial Statements states that you issued shares to Ms. Chavez on
August 13, 2014, the day after incorporation. However, you state in this section that Ms.
Chavez received her shares on April 14, 2014. Please revise your disclosure here to
resolve the inconsistent date.

Item 16. Exhibits

    30. Please file all of your exhibits using the proper EDGAR filing codes for each type. For
example, you list Exhibit 5.1 as the Opinion re: Legality and Consent of Counsel;
however, you have filed this legal opinion as Exhibit 99.11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Thompson, Accounting Branch Chief, at 202.551.3344 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Dietrich King, Legal Branch Chief, at 202.551.3338 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara Ransom
Assistant Director

cc: Adam S. Tracy